April 19, 2007

VIA EDGAR TRANSMISSION

AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                            Letter from the Securities and Exchange Commission to MedImmune, Inc. dated April 6, 2007 related to:

Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Rosenberg:

MedImmune, Inc. (the “Company”) provides the following responses to the comments of the Staff of the Securities and Exchange Commission contained in your letter to the Company dated April 6, 2007. For convenience, we have repeated the comments in italics in this letter and numbered our responses to correspond to the numbers used to designate the comments in your letter.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; comments of the SEC Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert comments by the SEC Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Cash Requirements, page 49

1.  Please represent to us that in future filings under the Exchange Act, you will include your interest obligations associated with your long-term debt in your contractual obligation table.

Mr. Jim B. Rosenberg
April 19, 2007

Company’s Response:

In response to the Staff’s comment, the Company’s table of contractual obligations will include interest obligations associated with the Company’s long-term debt in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and all subsequent annual filings.  As a point of reference, the annual interest obligation is approximately $18 million in 2007 and 2008, $17 million in 2009 through 2011, and an aggregate of $20 million thereafter.

Consolidated Financial Statements and Supplemental Data

Consolidated Statements of Cash Flows, page 57

2.  In the supplemental cash flow information provided on page 58, you indicate that the intangible asset you recorded related to the amendment of your co-promotion agreement with Abbott Laboratories is a noncash investing activity.  In your liquidity and capital resources disclosure of MD&A on page 48 you disclose that the cash payments associated with the incremental payments to Abbott associated with the co-promotion agreement are included in operating activities.  Please provide us in a disclosure-type format proposed revised disclosure that explains this apparent discrepancy.  In addition, please reference for us the authoritative literature you rely upon to support your classification for these payments as operating cash flows.

Company’s Response:

In August 2005, the Company amended its co-promotion agreement with Abbott Laboratories (“Abbott”) for sales of Synagis in the United States to reacquire full marketing and promotional rights to the product in the U.S. for periods beginning July 1, 2006.  The transaction was accounted for as an amendment of an existing operating agreement for co-promotion services, as it relates to periods through June 30, 2006, and the reacquisition of marketing and promotional rights to Synagis for periods thereafter.

At the time of the amendment, the Company believed it was highly probable that it would meet or exceed the criteria for certain of the sales-based and other contingent payments and therefore, believed it was appropriate to accrue a liability and recorded a related intangible asset for the re-acquired rights. The amount recorded as an intangible was determined by the sum of the cash paid and the present value of the probable payments (reduced for amounts related to the co-promotion services)  which in total did not exceed management’s estimate of the fair value of the intangible.

Therefore, in the supplemental cash flow information provided on page 58, the Company discloses that in 2005 it acquired a $360.4 million intangible asset for an upfront cash payment of $70.0 million and by assumption of a directly related liability of $290.4 million.

In preparing its 2006 financial statements, the Company considered the classification of the 2006 payments to Abbott for purposes of reporting its cash flows under SFAS 95. The Company considered the structure of the Amendment whereby the payments are

Mr. Jim B. Rosenberg
April 19, 2007

structured similar to a royalty arrangement contingent on future product sales. Given the arrangement structure and noting that there is no actual debt financing arrangement with Abbott, the Company believed that it would be more appropriate to reflect the incremental payments as a reduction of operating cash flows pursuant to SFAS 95, paragraphs 21-23, similar to a royalty payment rather than as a financing activity. The Company also reflects payments to Abbott for continuing co-promotion services as a reduction of operating cash flows.

In the discussion of operating activities on page 48, the Company states that the incremental payments to Abbott during 2006 totaling $229.7 million were classified as operating activities in the Statement of Cash Flows.

As requested by the Staff, the Company would propose to supplement its current disclosures as follows regarding its cash flow presentation in its Quarterly Report on Form 10Q for the period ended March 31, 2007.

“The Company reflects payments pursuant to its amended agreement with Abbott as a reduction of operating cash flows in its Statement of Cash Flows. Such payments are principally based on future sales of products or achieving specific sales-based milestones. The Company reflected the present value of certain of these payments as a liability to the extent it was probable they would be made and recorded a corresponding intangible asset for the re-acquired marketing and promotional rights.”

Contract Revenues, page 63

3.  You disclose that you use the contingency-adjusted performance model to recognize revenue under agreements with milestones that are not substantive in nature.  Please provide us in a disclosure-type format a revised policy statement that explains how the contingency-adjusted performance model works and indicates why you utilize this model.

Company Response:

As detailed below, the Company has not recognized any material amounts of revenue using the contingency-adjusted performance model in recent years.  During the last three years, the Company recognized the following revenues using the contingency-adjusted performance model (CAPM), included in Other Revenue in the Company’s Consolidated Statements of Operations (in millions).  The Company does not expect to recognize any revenue under this model during 2007.

2006	2005	2004
$—	$0.4	$0.4

Mr. Jim B. Rosenberg
April 19, 2007

In contrast, the Company’s reported revenues for the last three years are as follows (in millions):

	2006	2005	2004
Product sales	$1,221.2	$1,221.0	$1,124.0
Other revenue	$55.6	$22.9	$17.1
Total revenue	$1,276.8	$1,243.9	$1,141.1
Revenue recognized using CAPM as a% of total revenue	0%	0.03%	0.04%

In response to the Staff’s comment, the Company has updated its accounting policy disclosure as follows:

“Contract Revenues—Milestone payments are recognized as revenue using the milestone payment method when the related milestones are achieved in accordance with the terms of the contract, providing that all milestones to be received under the contractual arrangement are determined to be substantive, at-risk and the culmination of an earnings process. Substantive milestones are payments that are conditioned upon an event requiring substantive effort, when the amount of the milestone is reasonable relative to the time, effort and risk involved in achieving the milestone, and when the milestones are reasonable relative to each other and the amount of any upfront payment.”

Property and Equipment, page 64

4. You disclose that you capitalize interest on constructed assets until the asset is placed in service. You also disclose that you depreciate your fixed assets when they are placed in service for their intended use. Please clarify for us specifically what the term “placed in service” encompasses and whether you stop capitalizing interest and start depreciating assets when they are available for their intended use. If you do not stop capitalizing interest and start depreciating these assets when they are available for their intended use, please tell us why and reference for us the authoritative literature you rely upon to support your accounting.

Company Response:

As used in the Company’s accounting policy, the term “placed in service” denotes the point at which the asset is substantially complete and ready for its intended use. The capitalization period (including capitalized interest) ceases and depreciation commences when the asset is substantially complete and ready for its intended use. With respect to construction of manufacturing facilities, the point at which the asset is ready for its intended use generally is at the point the facility receives the necessary regulatory approvals, such as licensure by the U.S. Food and Drug Administration. Interest costs

Mr. Jim B. Rosenberg
April 19, 2007

capitalized in connection with the Company’s construction activities totaled $1.7 million, $1.1 million and $1.6 million in 2006, 2005 and 2004, respectively.

In response to the Staff’s comment, the Company has updated its accounting policy disclosure for property and equipment and proposes to include the following revision to its policy statement in its Quarterly Report on Form 10Q for the period ended March 31, 2007:

“ . . .. Property and equipment are stated at cost. Interest incurred during the period of construction of facilities is capitalized until the asset is substantially complete and ready for its intended use. With respect to construction of manufacturing facilities, the point at which the asset is substantially complete and ready for its intended use is at the point the facility receives the necessary regulatory approvals, such as licensure by the U.S. Food and Drug Administration. Depreciation and amortization expense commence when the asset is substantially complete and ready for its intended use . . .”

Note 3: Sale of CytoGam, page 68

5. You disclose that you account for the sale of the worldwide rights of CytoGam as a disposal of assets and accordingly include the resulting gain in operating loss. Please explain to us why you do not report the sale of these rights as a discontinued operation under paragraphs 41 through 44 of SFAS 144.

Company Response:

On December 14, 2006, the Company sold the worldwide rights to CytoGam and certain related assets to ZLB Behring AG (ZLB). The asset disposal group consists of intellectual property, governmental authorizations, product documentation and records, marketing material, contractual rights, customer lists, manufacturing equipment, database software, and inventory. The net book value of the asset disposal group was $7.9 million as of the closing date. As a point of reference, net sales of CytoGam were $32.4 million in 2006, or approximately 3% of the Company’s total revenues. The Company evaluated whether the transaction constituted a disposal of a component of an entity that should be reported as discontinued operations in accordance with paragraphs 41 through 44 of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or a sale of assets that should be included in income from continuing operations in accordance with paragraph 45 of SFAS 144.

Mr. Jim B. Rosenberg
April 19, 2007

Under paragraph 41 of SFAS 144, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information), a reporting unit (as that term is defined in SFAS 142, Goodwill and Other Intangible Assets), a subsidiary, or an asset group (group representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities), as defined in paragraph 4 of SFAS 144.

The Company operates in one operating segment (as defined under FAS 131) and has one reporting unit (as defined under FAS 142). The asset sale does not involve a subsidiary of the Company. The Company determined that the asset disposal group (as defined in paragraph 4 of FAS 144) does not meet the definition of an asset group, because the identifiable cash flows associated with the disposal group are not largely independent of the cash flows of other groups of assets and liabilities due to the significance of shared functions and services within the Company, as follows:

•                  The associated sales and marketing activities for CytoGam were conducted and performed by a field sales force, sales operations support function and sales management team that support three of the Company’s products (Synagis, FluMist, and CytoGam). The cash flows associated with the sales and marketing activities related to CytoGam are not separately identifiable from the cash flows related to the other products.

•                  Distribution services are a shared function that benefit all of the Company’s products. Distribution of all products is handled out of the Louisville distribution facility. The cash flows associated with the distribution services related to CytoGam are not separately identifiable from the cash flows related to the other products.

•                  Research, development and regulatory activities are shared services that benefit all of the Company’s products. The cash flows associated with these activities related to CytoGam are not separately identifiable from the cash flows related to the other products.

•                  Facility and other occupancy costs are shared services that support the entire business. The cash flows associated with the facility and occupancy charges related to CytoGam are not separately identifiable from the cash flows related to the other products.

Based on this analysis, the Company concluded that the sale of the CytoGam assets does not constitute the disposal of a component of an entity under SFAS 144. Therefore, the gain on the sale was included in income from continuing operations before income taxes in the Company’s statement of operations.

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Mr. Jim B. Rosenberg
April 19, 2007

The Company has discussed the matters herein with PricewaterhouseCoopers LLP, the Company’s independent registered public accountants.

Please direct any questions or additional comments regarding this letter to me at (301) 398-4712 or Atul Saran in our department of Legal Affairs at (301) 398-4759.

Very truly yours,
/s/: Mark E. Spring
Mark E. Spring
Vice President, Finance and Controller
Chief Accounting Officer

cc:	David M. Mott
Chief Executive Officer and Vice Chairman
MedImmune, Inc.

William C. Bertrand, Jr., Esq.
Senior Vice President, General Counsel and Corporate Secretary
MedImmune, Inc.

Lota S. Zoth
Senior Vice President, Chief Financial Officer
MedImmune, Inc.

Atul Saran, Esq.
Senior Director, Legal Affairs
MedImmune, Inc.

Lawrence M. Alleva
PricewaterhouseCoopers LLP